UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 002-023311

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

On June 15, 2025, Ascentage Pharma Group International issued a press release entitled, “EHA 2025 | Multiple Studies Report Encouraging Data of Olverembatinib in Ph+ ALL”. A copy of the press release is furnished as Exhibit 99.1 to this Report. In addition, on August 16, 2025, Ascentage Pharma Group International issued a voluntary announcement entitled, “Ascentage Pharma Releases Latest Results From Multiple Clinical Studies In 2025 European Hematology Association Hybrid Congress (EHA)”. A copy of the voluntary announcement is furnished as Exhibit 99.2 to this Report.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Press Release dated June 15, 2025
99.2	Voluntary Announcement dated June 16, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: June 16, 2025	/s/ Dajun Yang
Name: Dajun Yang
Title: Chief Executive Officer

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